Filed by Anadarko Petroleum Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation

Commission File No.: 001-08968

On May 24, 2019, Anadarko Petroleum Corporation (“Anadarko”) sent the following communication to its employees regarding its pending merger transaction with Occidental Petroleum Corporation (“Occidental”).

Sent on behalf of Mike Pearl, Senior Vice President Finance & Investor Relations

As discussed at Wednesday’s Introductory Town Hall with Occidental, we are advancing integration efforts with them by forming a planning team from our two companies. This effort is being led by Glenn Vangolen, Occidental SVP, Business Support, and me. It’s important to remember that being asked to work on the integration efforts is not an indication of any future role with the combined company.

Our objective is to determine how to best realize the full potential of our combined companies. Success will be defined by how well we blend the talents of our respective organizations and combine our operating assets and lines of business. An outline of the integration planning team’s leadership is now available on Insider.

In addition, there is a separate, parallel integration process for our African assets that are being contingently sold post-closing to Total. This effort will be led on our side by Rory Madden along with appropriate representatives from Occidental. More details on this effort with be forthcoming shortly.

While the outline identifies the leadership team, it’s important to understand that in many of these areas the leader will name additional people to form a team to work together to achieve the defined objectives. Accordingly, numerous additional people will be asked to aid in the integration efforts as we move forward. I want to thank the Anadarko employees who will serve on these teams as needs are assessed, organization structures are defined, and people are considered for various roles.

Please recall until this transaction closes, we will continue to operate as a separate company, which means we will continue to follow our normal course of business and safely execute upon our 2019 capital program. Any interaction with Occidental personnel should be restricted to those interactions that would occur in the normal course of our jobs, or through the integration team’s activity. If you have a question about this please do not hesitate to contact me.

We expect the transaction to close in the second half of this year after regulators have completed their review and our shareholders vote on the acquisition. During this time, we will continue to provide updated information as it becomes available. As we’ve communicated before, some of this information will flow more slowly than we would prefer, but that is the nature of such a large and complex transaction. I know this may result in additional uncertainty and anxiety, and I ask for your patience as we work through this process.

During this time, please continue to be focused and safe.

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with the potential transaction, Occidental expects to file a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) containing a preliminary prospectus of Occidental that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or for any other document that Occidental or Anadarko may file with the SEC and send to Anadarko’s stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF OCCIDENTAL AND ANADARKO ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by Occidental or Anadarko through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Occidental will be available free of charge on Occidental’s website at http://www.oxy.com/investors and copies of the documents filed with the SEC by Anadarko will be available free of charge on Anadarko’s website at http://investors.anadarko.com.

Occidental and Anadarko and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Occidental is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 28, 2019. Information about the directors and executive officers of Anadarko is set forth in its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and its proxy statement for its 2019 annual meeting of stockholders, which was filed with the SEC on March 29, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Information

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Anadarko believes that its expectations are based on reasonable assumptions. No assurance, however, can be given that such expectations will prove to have been correct. A number of factors could cause actual results to differ materially from the projections, anticipated results or other expectations expressed in this news release, including regarding the proposed transaction. These include the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction that could reduce anticipated benefits or cause the parties to abandon the proposed transaction, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Anadarko may not adopt the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Anadarko’s common stock or Occidental’s common stock, the risk of any unexpected costs or expenses resulting from the proposed transaction, the risk of any litigation relating to the proposed transaction, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Anadarko or Occidental to retain customers and retain and hire key personnel and maintain relationships with their suppliers, customers and other business relationships and on their operating results and businesses generally, the risk the pending proposed transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or other anticipated benefits of the proposed transaction or it may take longer than expected to achieve those synergies or benefits and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Anadarko’s control. Additional factors that could cause results to differ materially from those described above can be found in Anadarko’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Anadarko’s website at http://investors.anadarko.com/sec-filings and on the SEC’s website at http://www.sec.gov, and in Occidental’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K all of which are available on Occidental’s website at http://www.oxy.com/investors and on the SEC’s website at http://www.sec.gov.